Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                      Justin Jackson/Kathy Jones, Ph.D. (Media)
Mississauga (Toronto), Ontario L5L 4M1            Jonathan M. Nugent (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


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FOR IMMEDIATE RELEASE

        Vasogen Appoints Leading Neurologist to Scientific Advisory Board

Toronto, Ontario (November 20, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announce the appointment of Stanley H. Appel, M.D., to its Scientific Advisory Board. Dr. Appel is Professor and Chairman of the Department of Neurology and Director of the Alzheimer's Disease Research Center at Baylor College of Medicine in Houston, Texas. He also serves as the Director of the Jerry Lewis Neuromuscular Research Center and the Vicki Appel MDA/ALS Center.

Dr. Appel is a leading expert on degenerative neurological diseases such as Parkinson's, Alzheimer's, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig's disease. Specifically, Dr. Appel focuses on the importance of neurotrophic factors and immune mechanisms, including the role of inflammatory cytokines, in these diseases. He has served as an Advisory Board member of the Alzheimer's Disease and Related Disorders Association and as a Council member of the American Society of Neurochemistry. For ten years, he served as Editor-in-Chief for the journal Current Neurology. Dr. Appel received his medical degree from Columbia College of Physicians and Surgeons and has over 300 scientific publications to his credit.

"Vasogen's research findings, showing the ability of its immune modulation therapy to reduce key mediators of inflammation in the brain, offer the promise of a new and effective therapy for neurological diseases," commented Dr. Appel. "I look forward to assisting the company in the selection and clinical development of disease indications in this important area of medicine."

Preclinical research, demonstrating the ability of Vasogen's immune modulation therapy to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measures of memory and learning, was presented at the 31st Annual Meeting of the Society for Neuroscience last week.

"We are pleased to announce the appointment of a neurologist of Dr. Appel's calibre to our Scientific Advisory Board," commented Dr. Clive Ward-Able, Vice-President of Research and Development for Vasogen. "Dr. Appel will play a key role as we advance our first neurological indication into the clinic."

 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.